Prospectus Supplement to Prospectus dated August 24, 2000


                                                               FILED PURSUANT TO
                                                                RULE 424 (b) (5)
                                                              FILE NO: 333-72899

                                   $10,000,000
                              Regency Centers, L.P.

                        8.00% Notes due December 15, 2010
            Guaranteed as to the Payment of Principal and Interest by
                           Regency Realty Corporation

                               _________________

         Regency Centers will pay interest on the notes on June 15 and December
15 of each year. The first such payment will be made on June 15, 2001. The notes will be issued only in denominations of $1,000 and even multiples of $1,000. The notes are not redeemable prior to maturity.

         Regency Realty Corporation guarantees the payment of principal and interest on the notes.

         See "Risk Factors" beginning on page 2 of the accompanying prospectus for a discussion of material risks that you should consider before buying the notes.

                              _________________

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                              _________________


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                                                                                 Per Note                Total
                                                                              ---------------     --------------------

Initial public offering price.............................................          100%          $       10,000,000
Underwriting discount.....................................................        0.625%          $           62,500
Proceeds, before expenses, to Regency Centers.............................       99.375%          $        9,937,500

         The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from December 15, 2000 and must be paid by the purchaser if the notes are delivered after December 15, 2000.

                              _________________


         The underwriter expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on December 15, 2000.

                          First Union Securities, Inc.
                              _________________

                  Prospectus Supplement dated December 6, 2000.

                       REGENCY CENTERS AND REGENCY REALTY

         We are a limited partnership which acquires, owns, develops and manages grocery-anchored shopping centers in targeted markets in the United States. We are the primary entity through which Regency Realty, our general partner and 97% owner, owns and operates its properties. Regency Realty will unconditionally guarantee the payment of principal and interest on the notes. Regency Realty is a real estate investment trust whose common stock is traded on the New York Stock Exchange. Regency Centers' executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 356-7000.

                                 USE OF PROCEEDS

         The net proceeds to Regency Centers from the sale of the notes of approximately $9.94 million will be used to repay outstanding indebtedness under our line of credit, which currently accrues interest at a rate equal to LIBOR plus 1%. Subject to extension or renewal, our line of credit matures in March 2002.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

         Our ratio of earnings to fixed charges for the nine months ended September 30, 2000 was 1.7.

         The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred distributions) to income before minority interests and gains and losses from the sale of operating properties and subtracting equity in income of investments in real estate. Fixed charges consist of interest costs (whether expensed or capitalized) and amortization of deferred debt costs and preferred distributions.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         The statements contained in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements and, with respect to Regency Realty, within Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Regency Realty operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "should" and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption "Risk Factors" in the accompanying prospectus, that may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement.

                            DESCRIPTION OF THE NOTES

Title:                                         8.00% Notes due December 15, 2010

Total principal amount being issued:           $10,000,000

Due date for principal:                        December 15, 2010

Interest rate:                                 8.00% per annum

Date interest starts accruing:                 December 15, 2000

Interest due dates:                            Every June 15 and December 15

First interest due date:                       June 15, 2001

Regular record dates for interest:             June 1 for June interest;
                                                 December 1 for December
                                                 interest

Form of Notes: The notes will be issued as one or more global securities, and may only be withdrawn from the depositary in the limited situations described under "Description of the Notes--Denomination, Registration, Transfer and Book-Entry Procedures--Exchanges of Book-Entry Notes for Certificated Notes" in the accompanying prospectus on page 12.

Name of Depositary: The Depository Trust Company ("DTC"). See the information under "Description of the Notes--Denomination, Registration, Transfer and Book-Entry Procedures" in the accompanying prospectus for more information about DTC's procedures.

Trading in DTC: Indirect holders trading their beneficial interests in the global securities through DTC must trade in DTC's same-day funds settlement system and pay in immediately available funds.

Redemption: We are not permitted to repay the notes early and you have no right to require us to call the notes.

Sinking Fund: There is no sinking fund.

Defeasance: We may defease the notes, or certain covenants of the notes, as described under "Description of the Notes--Defeasance" beginning on page 21 of the accompanying prospectus.

Certain Covenants: The notes contain various covenants, including the following limitations on our ability to incur debt. For additional information on these covenants, including definitions of the capitalized terms in this summary, see "Description of the Notes--Covenants--Limitation on Indebtedness" beginning on page 14 and "--Certain Definitions" beginning on page 17, each in the accompanying prospectus.

        o Neither Regency Centers nor any subsidiary will incur any Indebtedness if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and its subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of, without duplication:

                  (A) Total Assets as of the end of the most recent calendar quarter and

                  (B) The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any subsidiary since the end of the most recent calendar quarter, including proceeds obtained in connection with the incurrence of the additional Indebtedness.

        o Neither Regency Centers nor any subsidiary will incur any Indebtedness secured by any encumbrance on the property of Regency Centers or any subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds from such Indebtedness, the aggregate amount of all outstanding Indebtedness of Regency Centers and its subsidiaries on a consolidated basis which is secured by an encumbrance on property of Regency Centers or any subsidiary is greater than 40% of the sum of:

                  (A) Total Assets as of the end of the most recent calendar quarter and

                  (B) The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any subsidiary since the end of the most recent calendar quarter, including proceeds obtained in connection with the incurrence of the additional Indebtedness.

        o Neither Regency Centers nor any subsidiary will incur any Indebtedness if Consolidated Income Available for Debt Service for the four consecutive fiscal quarters most recently ended prior to the date of the incurrence of the additional Indebtedness, on a pro forma basis, would be less than 1.5 times the Annual Service Charge on all Indebtedness outstanding after giving effect to the incurrence of such Indebtedness and to the application of the proceeds from such Indebtedness, calculated on the assumptions described under "Description of the Notes--Covenants--Limitation on Indebtedness" beginning on page 14 of the accompanying prospectus.

        o Regency Centers and its subsidiaries must at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of Regency Centers and its subsidiaries on a consolidated basis.

         The notes will also contain the other covenants described under "Description of the Notes--Covenants" beginning on page 14 and will be subject to the events of default described under "Description of the Notes-- Events of Default" beginning on page 20, each in the accompanying prospectus.

         This section summarizes the specific financial and legal terms of the notes that are more generally described under "Description of the Notes" beginning on page 10 of the accompanying prospectus. If anything described in this section is inconsistent with the terms described under "Description of the Notes" in the accompanying prospectus, you should consider the terms here to be the ones that prevail.

                                  UNDERWRITING

         Regency Centers, Regency Realty Corporation and First Union Securities, Inc. ("First Union") have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, First Union has agreed to purchase all of the notes.

         Notes sold by First Union to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus supplement. Any notes sold by First Union to securities dealers may be sold at a discount from the initial public offering price. Any such securities dealers may resell any notes purchased from First Union to certain other brokers or dealers at a discount from the initial public offering price. If all the notes are not sold at the initial public offering price, First Union may change the offering price and the other selling terms.

         The notes are a new issue of securities with no established trading market. Regency Centers has been advised by First Union that First Union intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

         In connection with the offering, First Union may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by First Union of a greater aggregate principal amount of notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

         These activities by First Union may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by First Union at any time. These transactions may be effected in the over-the-counter market or otherwise.

         Regency Centers estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $15,000.

         Regency Centers and Regency Realty Corporation have agreed to indemnify First Union against certain liabilities, including liabilities under the Securities Act of 1933.

         In the ordinary course of their respective businesses, First Union and its affiliates have engaged, and may in the future engage, in investment banking, commercial banking and/or corporate trust transactions with Regency Centers and its affiliates.

                                VALIDITY OF NOTES

         The validity of the notes offered hereby and the guarantee will be passed upon for Regency Centers and Regency Realty by Foley & Lardner, Jacksonville, Florida. The validity of the notes offered hereby and the guarantee will be passed upon for First Union by Sullivan & Cromwell, New York, New York.

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
No dealer, salesperson or other person is
authorized to give any information or to
represent anything not contained in this
prospectus. You must not rely on any
unauthorized information or representations.
This prospectus is an offer to sell only the
notes offered hereby, but only under                                                                 $10,000,000
circumstances and in jurisdictions where it is
lawful to do so. The information contained in
this prospectus is current only as of its date.


             _________________                                                                  Regency Centers, L.P.

                                                                                          8.00% Notes due December 15, 2010
                                                                                             Guaranteed as to the Payment
                                                                                             of Principal and Interest by

            TABLE OF CONTENTS

          Prospectus Supplement                                                                    Regency Realty
                                                                                                     Corporation

                                                  Page
                                                  ----

Regency Centers and Regency Realty.................S-2
Use of Proceeds....................................S-2
Consolidated Ratios of Earnings to Fixed Charges...S-2                                            ___________________
Disclosure Regarding Forward-Looking Statements....S-2
Description of the Notes...........................S-3
Underwriting.......................................S-5                                               [REGENCY LOGO]

Validity of Notes..................................S-5                                            ___________________

                                   Prospectus

Prospectus Summary..................................1
Where You Can Find More Information.................1
Risk Factors........................................2
Use of Proceeds.....................................6
Consolidated Ratios of Earnings to Fixed
   Charges..........................................6
Regency Realty and the Issuer.......................7
The Guarantor.......................................9
Description of the Notes...........................10
Plan of Distribution...............................24                                         First Union Securities, Inc.

Federal Income Tax Considerations..................25
ERISA Considerations...............................29
Legal Matters......................................29
Experts............................................29



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